Jocelyn M. Arel +1 617 570 1067 jarel@goodwinlaw.com	Goodwin Procter LLP 100 Northern Avenue Boston, MA 02210 goodwinlaw.com +1 617 570 1000

July 20, 2023

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance - Office of Energy & Transportation

100 F Street, N.E.

Washington, D.C. 20549

Attention: Joanna Lam and Steve Lo

Re:	Yatra Online, Inc. Form 20-F for the Fiscal Year Ended March 31, 2022 Filed August 1, 2022 File No. 001-37968

Dear Ms. Lam and Mr. Lo:

This letter is submitted on behalf of Yatra Online, Inc. (the “Company,” “we,” “us” or “our”) in response to the comments from the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) with respect to the Company’s Annual Report on Form 20-F for the fiscal year ended March 31, 2022 (File No. 001-37968) filed with the Commission on August 1, 2022, as set forth in your letter dated March 15, 2023 and letter dated June 23, 2023 addressed to Mr. Anuj Kumar Sethi, Principal Financial Officer of the Company (the “Comment Letter”).

For reference purposes, the text of the Comment Letter has been reproduced herein with responses below each numbered comment. For your convenience, the reproduced Staff comments from the Comment Letter have been italicized.

The responses provided herein are based upon information provided to Goodwin Procter LLP by the Company.

Form 20-F for the Fiscal Year Ended March 31, 2022

Certain Non-IFRS Measures, page 115

1.	We note your response to prior comment 1 explains that your presentation of the non-IFRS measure Adjusted Revenue deducts amounts reflected in your statement of profit or loss as service cost as if you acted as an agent in transactions when gross presentation is required because you were the primary obligor. We also note that Adjusted Revenue adds back customer promotional expenses which are reported in your financial statements as a reduction of revenue. Please provide us with additional detail explaining how you considered Question 100.04 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations as Adjusted Revenue appears to substitute individually tailored revenue recognition and measurement methods for those of IFRS or revise your disclosure to remove this measure.

RESPONSE:

As previously explained in our response letter dated April 5, 2023, we evaluate our financial performance based on Adjusted Revenue, which represents IFRS revenue and other income after deducting service cost and adding back the expenses in the nature of customer promotional expenses, which had been reduced from revenue, as we believe that Adjusted Revenue provides investors with useful supplemental information about the financial performance of our business and more accurately reflects the true value addition of the travel services that we provide to our customers.

Ms. Lam and Mr. Lo

Division of Corporation Finance

July 20, 2023

We considered Questions 104.01 and 104.02 of the Non-GAAP Financial and noted that Non-GAAP financial measures do not include financial measures that are required to be disclosed by GAAP. In this respect the Company respectfully submits that Segment results (i.e., segment revenue which is inclusive of promotion expenses and less service cost) as disclosed in the financial statements is the measure used by the chief operating decision maker (“CODM”) for the review of the financial performance of the operating segments, and to make decisions about resources to be allocated to the segments. Accordingly, the Company respectfully submits that the disclosure in the financial statements is consistent with the existing review process of the financial performance of its operating segments by the CODM and is in compliance with IFRS 8.

The measure of Adjusted revenue (i.e. Non-GAAP measure) outside of the foot notes to the financial statement is similar to the measures used to determine Segment results under segment information in the footnotes to the financial statements. There is, however, one difference where “Other income’ is added to the total column in determination of Adjusted revenue. Other income, while not included in the computation of Segment results, it is separately identified in the segment information in the foot notes to the financial statements. We have noted this inconsistency and going forward in order to make Adjusted revenue measure consistent with Segment results, we will amend calculation of Adjusted revenue by removing ‘Other income’ from total column. Further, to ensure alignment and consistency we will revise the nomenclatures pertaining to Segment results and Adjusted revenue and going forward refer both of them as ‘Adjusted margin’.

The Company has considered Question 100.04 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretation and taking into consideration the details enumerated above, respectfully submits going forward the suggested revisions will be made in the disclosures and hence the proposed disclosure outside of the foot notes to the financial statements will not substitute individually tailored revenue recognition and measurement methods for those of IFRS.

2.	Please confirm that Adjusted Revenue as disclosed for your reportable segments is the same as the measure Segment Results presented in your segment footnote and explain why these measures have different titles. In addition, as it relates to the presentation of segment profitability information outside of the footnotes to the financial statements, tell us how you considered Questions 104.01 and 104.02 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations.

RESPONSE:

We noted that disclosure of reportable segments as per Note 5 to the foot notes to the financial statements for the year ended Mach 31, 2022 is consistent with the manner in which Company’s chief operating decision maker (CODM) reviews the operating results and makes decisions about resources to be allocated to the segments assesses their performance.

As discussed in our response to your comment 1, the measure of Adjusted revenue (i.e. Non-GAAP measure) outside of the foot notes to the financial statement is similar to the measures used to determine Segment results under segment information in the footnotes to the financial statements. There is, however, one difference where “Other income’ is added to the total column in determination of Adjusted revenue. Other income, while not included in the computation of Segment results, it is separately identified in the segment information in the foot notes to the financial statements. We have noted this inconsistency and going forward in order to make Adjusted revenue measure consistent with Segment results, we will amend calculation of Adjusted revenue by removing ‘Other income’ from total column. Further, to ensure alignment and consistency we will revise the nomenclatures pertaining to Segment results and Adjusted revenue and going forward refer both of them as ‘Adjusted margin’.

The revisions enumerated above will going forward address the requirements of Questions 104.01 and 104.02 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations.

Ms. Lam and Mr. Lo

Division of Corporation Finance

July 20, 2023

Notes to the Consolidated Financial Statements

5. Segment Information, page F-28

3.	We note your response to prior comment 2. It is unclear how your presentation of “segment revenue,” which excludes amounts reported as reduction of revenue under IFRS 15, is consistent with IFRS 8 paragraph 23(a), which requires disclosure of “revenues from external customers.” Please explain or revise your segment footnote to instead disclose “revenues from external customers” as required by IFRS 8.23(a).

RESPONSE:

The Company respectfully submits that, we earned the revenue from external customers only which includes commissions and incentives from vendors and service charges collected from end customers for the bookings done through our various sales channels. There were no inter-segment revenue during the year ended March 31, 2022, March 31, 2021 and March 31, 2020.

The Company respectfully submits that, the Company will include an explanation in note 5 “Segment Information” to the foot notes to the financial statements, that the revenue earned by the company comprise of “revenue from external customers” only.

4.	In your response to prior comment 2, you state that you have three reportable segments: air ticketing, hotels and packages, and other services. However, in your Information about Reportable Segments reconciliation, you also present segment results for “Others”. Tell us if “Others” is comprised of operating segments that meet the criteria in IFRS 8 paragraph 14. If this criteria is not met for “Others”, revise your presentation to be consistent with IFRS 8 paragraph 16.

RESPONSE:

The Company respectfully submits that, the Company has three reportable segments: Air Ticketing, Hotels and Packages and Other Services only. In accordance with IFRS 8 paragraph 16, information about other business activities and operating segments that are not reportable are combined and disclosed in “Others” section. This primarily includes advertisement income from hosting advertisements on our internet web-sites, income from sale of coupons and vouchers and income from facilitating website access to travel insurance companies. The operations do not meet any of the quantitative thresholds to be a reportable segment for any of the periods presented in these consolidated financial statements

We respectfully submit that in order to bring more clarity, we will update the disclosure by amending the nomenclature of ‘Others’ to ‘All other segments’ including specific reference against ‘All other segments’ where detailed explanations are provided in the foot notes to the financial statements.

5.	We note that your reportable segments’ measures of profit or loss is titled “Segment Results”. This title appears similar to “Results from Operations” as presented in your consolidated financial statements. Please revise to clearly distinguish the measures.

RESPONSE:

As mentioned in our response to Comment 1 and Comment 2, we will revise the nomenclature of “Segment results” to “Adjusted Margin”. This will clearly distinguish it from “Results from Operations” as presented in the consolidated financial statements.

Ms. Lam and Mr. Lo

Division of Corporation Finance

July 20, 2023

6.	Your Information about Reportable Segments reconciliation includes a line item for unallocated expenses, which appears to be the sum of multiple types of expenses. Please disaggregate the unallocated expenses line item to separately identify and describe all material reconciling items. Refer to IFRS 8 paragraph 28.

RESPONSE:

The Company respectfully submits that we will update the disclosure on Information about reportable segments and further disaggregate unallocated expenses and other material reconciling items in accordance with IFRS 8 paragraph 28.

7.	We note your presentation of the subtotal “Operating loss (before depreciation, amortization, impairment of goodwill and impairment of loan to joint venture)” in your Information about Reportable Segments reconciliation table. Please remove this non-IFRS measure from your segment reconciliation. Refer to IFRS 8 paragraph 28(b).

RESPONSE:

The Company respectfully submits that we will remove the presentation of “Operating loss (before depreciation, amortization, impairment of goodwill and impairment of loan to joint venture)” from Information about Reportable Segments.

* * * * *

If you should have any questions or would like further information concerning the Company’s responses to the Comment Letter, please do not hesitate to contact the undersigned at (617) 570-1067.

Sincerely,

/s/ Jocelyn M. Arel
Jocelyn M. Arel

cc:	Dhruv Shringi, Chief Executive Officer, Yatra Online Inc. Rohan Mittal, Chief Financial Officer, Yatra Online Inc.